UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PHOENIX SUNS’ STEVE NASH TEAMS UP WITH CLEARLY CANADIAN

NBA’s Back to Back Most Valuable Player

Accepts Pivotal Role in Corporate Turnaround Story

VANCOUVER, B.C., June 27, 2006 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) announced today that Steve Nash, two-time NBA Most Valuable Player, has entered into a worldwide product endorsement relationship with Clearly Canadian. This three year exclusive agreement names Steve Nash as Clearly Canadian’s official spokesperson and appoints Mr. Nash to the Clearly Canadian Advisory Board.

“I have been very selective about the companies I have had relationships with over the years”, said Nash.  “The Clearly Canadian relationship is a natural fit for me. Not only are we both from British Columbia, but it is a company with great products which I enjoyed while I was growing up in Canada. I was also drawn to Clearly Canadian because it is a company that understands its responsibility to give back to those less fortunate. I believe working together we can bring great exposure and results to the company’s wonderful products and charitable initiatives.”

Mr. Nash, a three time NBA All-Star and regarded as one of the great team players in NBA history, recently took the NBA’s Phoenix Suns to the Western Conference finals for the second year in a row. He was recently named one of the “100 Most Influential People” in TIME Magazine’s annual issue. His strong connection to Clearly Canadian’s home country was evident at the 2000 Olympics in Sydney, Australia where he passionately captained Canada's national basketball team to a successful berth in the quarter-finals of the tournament.

Mr. Nash will energize the company and support its objectives of re-establishing its core brand of sparkling flavoured waters and launching exciting new product lines. He also plans to play a significant role in supporting Clearly Canadian’s recently announced Global Water initiative, in which the company aims to be directly involved in building safe drinking water systems in Central and South American villages. This initiative, which commences this year with projects in Guatemala and Nicaragua, is designed to help developing nations access safe and clean water.

Stated Brent Lokash, President of Clearly Canadian, “I cannot think of a better spokesperson for our company. Steve Nash has a reputation for superior results through hard work, dedication and perseverance. We have admired these traits for years and watched and rooted for him as he has risen through the ranks of the NBA to ultimately become a two time/back to back MVP, joining the likes of Magic Johnson and Michael Jordan.” Continued Mr. Lokash, “We are elated by this relationship and believe this gives us a tremendous boost in our stated mission, to once again become a preeminent name in the beverage industry.”

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s belief that Steve Nash will be an asset to Clearly Canadian as the company moves forward on its stated strategic initiatives, including the launching of innovative new products and the leveraging of the brand equity of Clearly Canadian. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

For further information regarding Investor Relations please contact:

Shareholder Relations

E-mail: investor@clearly.ca

Tel: 1 (800) 983-0993

For further information regarding our company please visit www.clearly.ca or contact:

Marketing Manager

Email: smanson@clearly.ca

Tel: 1 (604) 742-5314

For further information regarding Steve Nash please contact:

Director of Marketing and PR

BDA Sports Management

Email: ctalbott@bdasports.com

Tel: 1 (310) 573-7380

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President

Date: June 27, 2006